Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 001-36874

The following is a transcript for a portion of an employee town hall held on August 5, 2019. The video recording was made accessible to Gannett Co., Inc.’s employees for replay beginning on the evening of August 6, 2019.

Barbara Wall (Interim COO & Chief Legal Officer):

Thank you all for joining us today.

This is a big day for the Company. As you know, we’ve had a couple of major announcements.

The first is that we announced that we are going to combine with New Media and that following the close, New Media is going to rebrand itself as “Gannett” and move their headquarters here to McLean.

We also announced Paul Bascobert is going to be appointed President and CEO of Gannett. Actually he has been appointed President and CEO of Gannett. My apologies. And he will join our Board of Directors.

And, if you read the transaction press release, you probably also noticed that our dear friend Ali Engel is expected to become the CFO of the public company of the combined operating organization. So that will mean that Ali will be the CFO, the current CEO Mike Reed will continue in that role, and Paul will be the CEO of the combined operating company.

And so I’m here with Paul, and with of course Jeff Louis (thank you for being here Jeff) and the rest of the management team and we are going to talk about the exciting opportunities that these announcements will open up for our employees, for our shareholders, for our clients, for the communities we serve. And, of course, we are here to answer your questions.

And by the way, throughout this process we won’t always have every answer at every given moment, but our goal is to over-communicate and so no question should be considered too sensitive or too noisy. You know, a lot of people, when we were doing the MNG transaction, a lot of people didn’t even realize how their shares were held. Nothing. No question is too detailed for us get you an answer because I know you are going to want that.

Ok. For starters, I want to emphasize that New Media recognizes — and has great respect for — our reputation for journalistic excellence. As New Media CEO Mike Reed said in his original proposal letter, and here I quote, “We believe the Gannett brand is synonymous with trustworthy news.” And believe me, if New Media felt any other way, our Board would not have pursued this transaction. And in fact, Mike Reed summed up his vision of the transaction in this proposal this way: “We believe that a combination of our two companies will strengthen our ability to support quality journalism by expanding our resources and the talent pool needed to lead this noble effort.”

And I think we all believe that it is a noble effort, particularly me. On a personal note, many of you know that I have been with Gannett for over 30 years. In fact, I have spent more than half my life working for this wonderful company. For many years I had what I considered the best job in the company. Well actually scratch that, I thought I had the best job in the country — and that was to be Gannett’s First Amendment lawyer. And that gave me the opportunity to advocate zealously for the press freedoms that we all hold dear and to work with the journalists around our company on many issues that had tremendous impact in our communities. So today is a poignant moment for me.

But I would not be standing here today if I did not believe that the New Media combination is the best path forward for the company and for our journalism. And let me give you a few reasons for that:

As I mentioned before, New Media greatly respects Gannett’s reputation for producing journalism of the highest quality. And equally important — this is very, very important — New Media shares our view that a digital transformation of the newspaper industry is vital to preserving journalism. The Board has probably talked about that and thought about that and planned for that more than any other issue that we face because we all believe in the journalism but we know the future is digital. And that is New Media’s view as well. To underscore its commitment to this strategic vision, New Media agreed that Paul Bascobert — who our Board had identified as the best candidate to lead a digital transformation of our company — would be CEO of the combined operating company. So that was very significant to us. And then New Media also agreed to expand its Board so that three of our directors, and by the way our directors, every single one of them, is committed to the mission in an unwavering way, they agreed to take three of our directors to join their six directors.

And as well in negotiating the terms of the transaction, New Media also demonstrated its belief in our shared values by agreeing to amend their principles of corporate governance to include specific references to the First Amendment, to digital transformation and to the communities that we serve.

So those factors, along with New Media’s decision to rename the combined company “Gannett,” and to move their headquarters here, convinced us that the combined company will be a worthy successor to the company we all love.

So what opportunities will this transaction open up for all of you?

Together with Gatehouse, we will create a leading U.S. local-to-national news organization with an even stronger digital presence than we already have. And the reach will be enormous. We will be the leading news organization in the country and a leading digital media player with daily publications across 47 states and Guam. Add that to USA TODAY’s nationwide network and you’ll see what an exciting combination we’re talking about.

And on the B2B side of the business, this transaction will accelerate our growth with greater scale (I’m looking at Kevin Gentzel, I know he is excited about this) and far greater resources, and in so doing, positioning the combined company to be the leader in serving as the most trusted digital marketing partner for local and national businesses across the country.

Finally, we expect there to be significant opportunities for our employees as part of an expanded and better-resourced organization. New Media, from the get-go, recognized the talent of our team, and we are looking forward to the great work we will do together.

By the way, we expect the transaction to close by the end of 2019, subject to customary closing conditions and regulatory clearances. And until that time, obviously Gannett and New Media will operate as separate, independent companies and it is business as usual for all of us. And as I said earlier today, business as usual in this company is quite a magical thing and so I am looking forward to working with you towards the closing of this transaction and into the future.

Now, I’d like to turn it over to Jeff.

John Jeffry Louis (Chairman of the Board of Directors):

Great. Thank you very much. Can you hear me? Can you hear me alright? Before I go with any prepared remarks, I wanted to take this opportunity to thank Barbara, who has been at the fulcrum.

Barbara Wall (Interim COO & Chief Legal Officer):

I wasn’t expecting this.

John Jeffry Louis (Chairman of the Board of Directors):

Not just for 30 years of service to Gannett, but for particular the last 6 months of that 30 years. She has absolutely been at the fulcrum of operating the company in headwinds, helping us achieve our internal goals but also dealing with all the external noise. And I don’t know how we could have done it without her. We are so grateful to have her as part of this company. Thank you, thank you Barbara for everything.

[Applause.]

I’ll stand up.

Barbara Wall (Interim COO & Chief Legal Officer):

Thank you Jeff. It’s easy when the teams are great as the ones here.

John Jeffry Louis (Chairman of the Board of Directors):

Thank you, Barbara. I’d like to reiterate what you said earlier. I want to make it clear that your Board of Directors has always been fiercely protective of our company’s mission. Throughout this process, that commitment has been central to our decision making. We started from the premise that preserving journalism requires an acceleration of the digital transformation of our business. In this, we knew even greater scale would be an advantage.

We also knew that a leader with a track record of business model transformation would be essential to our success. And so, over the last six months, we fought off a hostile proposal from a company whose values did not align with ours and identified the right leader for our future. Given the proxy battle, we were concerned that high caliber candidates would not be interested in the position. To our surprise — and delight — we found a number of excellent CEO candidates who were not only willing to consider the position (despite the circumstances) but who were actually drawn to the position because of the circumstances. Paul was among those candidates, and we are confident we have found a spectacular, transformative leader for the future.

So, I’m delighted to introduce Paul to you formally and to the organization. He is eager to get started and meet all of you across our company sites, and we are excited to welcome him to Gannett.

Before I turn it over to Paul, let me tell you a little bit about him.

Paul is a proven leader with a clear strategic vision and established record of driving financial and operational performance for multiple marketing solutions companies and media brands.

He most recently served as President of XO Group, where he was instrumental in the company’s transformation from a media business to a two-sided marketplace model.

Previously he was President of Local Business at Yodle, a local internet marketing and advertising solutions provider for small businesses and, before that, he held leadership roles at multiple media companies, including Bloomberg LP and Dow Jones.

Paul is uniquely suited to lead Gannett going forward and will be a terrific fit with the Gannett culture. We are confident the entire organization will benefit greatly from his experience, insights and ideas as we work to close the transaction with New Media.

Regarding the combined company’s leadership, following the close of the transaction, Paul will serve as Chief Executive Officer of the combined operating company. And I should add, New Media has asked our own Ali Engel to become CFO of the public company upon closing.

With that I introduce you to Paul.

Paul Bascobert (President and CEO):

Thanks, Jeff.

[Is this going to work? Ok, so I’m going to use this mic.]

I’m going to walk around a little bit. When I get excited I move and I’ll fall off the chair and that will not be the best way to start my tenure here at Gannett.

So, let me just start by saying how excited and frankly how humbled I am to be here in this moment at this time with all of you. I really do think we will look back on this day as the start of an exciting new chapter of Gannett. I’m going to tell you a little bit more about why I’m so excited about it, but I really do feel like this is a turning point for the Company and the start of a really exciting period of growth.

But first, let me introduce myself a bit...

It’s probably helpful to note that I began talking to Gannett before I knew about this opportunity with New Media. My interest then as it is now, is one simple thing: I want to make local media, national media in our country THRIVE. Not just survive, not just endure, but THRIVE. And I believe that we need to have that as our goal and that is why I’m here and committed to do.

If you have looked at my background, I’ve spent time in two different parts. I spent a number of years running an online operating media company. And then more recently in the last six or seven years, I’ve spent time in pure digital businesses.

In doing that, I have come to realize that there is a combination of those two things that presents an interesting new opportunity. I am going to talk a little bit about this in later conversations, but I wanted to just sort of give you the simplest idea behind this. And the simplest idea is that, in addition to showing somebody an advertisement when somebody comes to our business, we can show them a place that shows all of the vendors in a particular marketplace.

And in doing that, we introduce the concept of a community guiding that conversation. We create an opportunity for a better opportunity for consumers to find the vendor that they want and engage the community in doing that.

And the power of this is that it leverages one of our greatest assets, which is our ability to engage people through great journalism, built over decades and decades of great work. And that audience that comes to us, that engaged audience that comes to us, we can then take over to a local marketplace model similar to the models that we see in companies like Angie’s List, HomeAdvisor, and similar to what we built at XO, which is a two-sided marketplace around weddings.

And what this does is it introduces an exciting new growth opportunity for us. This operates in addition to the revenue channels that we have today, but it presents an exciting new opportunity for us to grow.

Now I’m going to have more and more time to talk about this as we go forward and you can expect many more opportunities for us to talk about this going forward.

So this all sounds really interesting. This sounds exciting. This sounds engaging. And as I was going through this process, I started to understand the New Media conversation. And in doing that, it gave me some pause, I have to say to begin. But I did my work.

l spent some time with Mike Reed. I spent some time with Jeff and the Board. I tried to understand the logic behind this and I can tell you I came out the backend feeling more convinced than ever that this is in fact the right combination. In fact it is going to allow us to accelerate our opportunities to build a stronger digital transformation.

There are really three reasons why:

First is that, Mike actually grew up in Elmira, New York, which is a town that is very close to where I grew up. It’s the home, the birthplace of Gannett. Mike was actually a paper boy delivery person for the Elmira newspaper. And so he comes from that deep appreciation for the hometown newspaper. He now lives in Rochester, New York, which is in fact the town that was my rival high school growing up. So we haven’t had words about that yet. He is a big sports fan. His kids are very active in sports. The Democrat and Chronicle are how he has kept up with his family in sports.

And so he really like me understands the power of the hometown newspaper as a convening source of information and the importance of that as a centering point.

The second, is that the combination more than doubles the number of markets we are in. It dramatically increases our reach.

And as you start to think about making investments to build a technology platform, like a marketplace, the tech and the product investments now can be monetized over many, many more local markets. And so it really starts to bring back the return on that investment.

Third, is that the combination of these two companies will have more resources to invest in the transformation and we’ll have an independent board, as Jeff and Barbara have talked about, that is really committed to making sure that we pursue this strategy. And you should know, as much as we have talked about it, just in this process how hard Jeff and the Board and Barb have worked to get us this independence and to create the environment which will allow us to do the things we need to do.

So, in many ways, I’ve actually been going through this process in an extended way that you have been going through today. I’ve been going through it for several weeks now and I can tell you that I came out the backend of this even more committed, more excited, and more energized about what we are going to be able to do going forward.

But let me also acknowledge that announcements like today can lead to many questions. It can create a little bit of anxiety. I have been on the receiving end of acquisitions in the past, actually many times in my career and so, I want you to know that I understand the personal side of today’s announcement as well.

But I will tell you this, great change is often accompanied by uncertainty. But what I will tell you is that not changing, while it has certainty, it does not necessarily have good certainty. And so, it is really important that we evolve or we face the reality of a declining market. And I really think this combination will make us stronger and get us to that destination faster.

But as you know, you have all been through this in various forms over the last couple of years, there is a lot of work to do. And so we have to combine these companies, our goal is to create the best combination that prepares us for the future.

You are going to hear more about this, talking about integration over the next couple of weeks. Many of you will be involved. All of you will be represented in some form or another. And you know that these processes are not perfect. It is a lot of work, so I am going to ask for your very best work. Your very best efforts to get through this process over.

I would ask you to assume best intentions in all the things that we are trying to do. But at the same time, if you see something that doesn’t look right or doesn’t make sense to you I would ask you to speak up. You are going to come to learn that I actually not only welcome challenge, but I really encourage challenge. It’s how we get the best out of all of us. And so I would ask as we go through this process, keep me honest. Let me know. We will create some opportunities and ways for all of your to communicate with me.

So in the end, we are going to be traveling this road together. I look forward to meeting as many of you as I can. I will be getting out of the office as much as possible despite the pull of work back here in Mclean. I am going to get out into the local markets. Maribel and Kevin are going to hold me to that. And I would encourage as I come out, if you see me, come by, say hello, tell me your stories. I really want to hear the ideas. I need to get to know as many of you as I possibly can.

At the end of the day, I’ve come to understand that a company’s greatness really does come from its people. It’s truly the only unique thing about any organization. And so, it is the effort, the creativity. It is the ideas that you bring to work every single day that accumulate into a great company, a 100-year-old icon that we call Gannett.

And so I want you to know how much I appreciate all the work that you do and the effort that you put in. I really do look forward to working with all of you.

Thank you.

Barbara Wall (Interim COO & Chief Legal Officer):

Thanks, Paul. Now, I’d like to have Ali, Kevin and Maribel join us on stage to take your questions.

I just want to reiterate how grateful your Board and management team are for all that you do. We are incredibly proud to have a team of such talented individuals working here. The passion and care you bring to your work are the reasons clients choose us and communities trust us. New Media’s interest in Gannett is a testament to all of your outstanding work. You should all be very proud of what we have achieved. We thank you for your continued dedication and support.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.